Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 17, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       Stock Exchange Announcement dated January 6, 2005

2.                                       Stock Exchange Announcement dated January 7, 2005

3.                                       Stock Exchange Announcement dated January 10, 2005

4.                                       Stock Exchange Announcement dated January 10, 2005

5.                                       Stock Exchange Announcement dated January 11, 2005

6.                                       Stock Exchange Announcement dated January 12, 2005

7.                                       Stock Exchange Announcement dated January 12, 2005

8.                                       Stock Exchange Announcement dated January 13, 2005

9.                                       Stock Exchange Announcement dated January 14, 2005

10.                                 Stock Exchange Announcement dated January 14, 2005

11.                                 Stock Exchange Announcement dated January 14, 2005

12.                                 Stock Exchange Announcement dated January 17, 2005

13.                                 Stock Exchange Announcement dated January 18, 2005

14.                                 Stock Exchange Announcement dated January 20, 2005

15.                                 Stock Exchange Announcement dated January 21, 2005

16.                                 Stock Exchange Announcement dated January 24, 2005

17.                                 Stock Exchange Announcement dated January 25, 2005

18.                                 Stock Exchange Announcement dated January 26, 2005

19.                                 Stock Exchange Announcement dated January 28, 2005

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	5 January 2005

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	142.75p

Lowest purchase price paid per share:	141.75p

Volume weighted average price per share:	142.0978p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,822,200,000 of its ordinary shares in treasury and has 65,530,258,402 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	6 January 2005

Number of ordinary shares purchased:	19,800,000

Highest purchase price paid per share:	142.75p

Lowest purchase price paid per share:	141.75p

Volume weighted average price per share:	142.1263p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,842,000,000 of its ordinary shares in treasury and has 65,510,483,370 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	7 January 2005

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	144.25p

Lowest purchase price paid per share:	143.50p

Volume weighted average price per share:	143.8920p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,853,000,000 of its ordinary shares in treasury and has 65,500,547,045 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company has been advised that today, Sir John Bond, a non-executive director of the Company, has acquired a potential beneficial interest in 34,423 ordinary shares of US$0.10 each in the capital of the Company.  The shares were the subject of a market purchase by the Trustees of a Retirement Benefit Fund that represents a part of his personal pension fund and in which he retains a potential beneficial interest.  The shares were purchased by the Trustees today at a price per share of 145.25 pence.

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	10 January 2005

Number of ordinary shares purchased:	22,500,000

Highest purchase price paid per share:	145p

Lowest purchase price paid per share:	143.5p

Volume weighted average price per share:	144.1389p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,875,500,000 of its ordinary shares in treasury and has 65,478,047,045 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	11 January 2005

Number of ordinary shares purchased:	35,500,000

Highest purchase price paid per share:	143.25p

Lowest purchase price paid per share:	141.75p

Volume weighted average price per share:	142.2204p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,911,000,000 of its ordinary shares in treasury and has 65,445,162,045 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
DIRECTOR INFORMATION

Vodafone Group Plc (“Vodafone”) announced on 15 September 2004 that Sir John Bond had accepted an invitation to join the Board of Vodafone as a Non-Executive Director on 1 January 2005.

In compliance with paragraph 16.4 of the UK Listing Authority Listing Rules, the Company confirms that:

(1)           Sir John Bond also holds directorships with HSBC Holdings plc and Ford Motor Company, both of which are publicly quoted. He was a director of HSBC Bank plc until 31 December 2004 and has not held any other directorships in any other publicly quoted companies at any time during the past five years.

(2)           There are no matters requiring disclosure in relation to paragraphs 6.F.2(b) to (g) of the Listing Rules.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	12 January 2005

Number of ordinary shares purchased:	24,750,000

Highest purchase price paid per share:	143p

Lowest purchase price paid per share:	140.25p

Volume weighted average price per share:	141.7727p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,935,750,000 of its ordinary shares in treasury and has 65,422,053,933 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	13 January 2005

Number of ordinary shares purchased:	28,250,000

Highest purchase price paid per share:	141p

Lowest purchase price paid per share:	139.5p

Volume weighted average price per share:	140.0265p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,964,000,000 of its ordinary shares in treasury and has 65,393,908,933 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 January 2005 by Mourant ECS Trustees Limited that on 13 January 2005 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 140p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	178
Sir Julian Horn-Smith	180
Mr K J Hydon	180

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	14 January 2005

Number of ordinary shares purchased:	27,500,000

Highest purchase price paid per share:	139.25p

Lowest purchase price paid per share:	138.25p

Volume weighted average price per share:	138.8182p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,991,500,000 of its ordinary shares in treasury and has 65,366,993,480 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
KPI CLOSE PERIOD SHARE PURCHASES

Vodafone Group Plc (“Vodafone”) announces that on 14 January 2005 it instructed an intermediary to deliver irrevocable instructions to a number of banks to purchase its shares on its behalf during the period from today’s date to the date of publication of its key performance indicators for the period ended 31 December 2004, scheduled for 26 January 2005 (the “KPI Close Period”).

The purchase of shares in the KPI Close Period pursuant to the irrevocable instructions will be effected in accordance with the authority to purchase shares granted to Vodafone at its Annual General Meeting on 27 July 2004.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected by irrevocable instruction given prior to 17 January 2005 as announced by Vodafone on 17 January 2005.

Ordinary Shares

Date of purchase:	17 January 2005

Number of ordinary shares purchased:	50,000,000

Highest purchase price paid per share:	139.25p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	138.8963p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,041,500,000 of its ordinary shares in treasury and has 65,317,220,306 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected by irrevocable instruction given prior to 17 January 2005 as announced by Vodafone on 17 January 2005.

Ordinary Shares

Date of purchase:	19 January 2005

Number of ordinary shares purchased:	40,000,000

Highest purchase price paid per share:	139.25p

Lowest purchase price paid per share:	138p

Volume weighted average price per share:	138.7781p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,081,500,000 of its ordinary shares in treasury and has 65,278,097,072 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected by irrevocable instruction given prior to 17 January 2005 as announced by Vodafone on 17 January 2005.

Ordinary Shares

Date of purchase:	20 January 2005

Number of ordinary shares purchased:	24,000,000

Highest purchase price paid per share:	138.75p

Lowest purchase price paid per share:	137.5p

Volume weighted average price per share:	138.3646p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,105,500,000 of its ordinary shares in treasury and has 65,254,480,073 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 17 January 2005 as announced by Vodafone on 17 January 2005.

Ordinary Shares

Date of purchase:	21 January 2005

Number of ordinary shares purchased:	30,000,000

Highest purchase price paid per share:	139p

Lowest purchase price paid per share:	137.75p

Volume weighted average price per share:	138.3208p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,135,500,000 of its ordinary shares in treasury and has 65,224,480,073 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 17 January 2005 as announced by Vodafone on 17 January 2005.

Ordinary Shares

Date of purchase:	24 January 2005

Number of ordinary shares purchased:	26,000,000

Highest purchase price paid per share:	138.5p

Lowest purchase price paid per share:	137.75p

Volume weighted average price per share:	138.1202p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,161,500,000 of its ordinary shares in treasury and has 65,198,608,101 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected by irrevocable instruction given prior to 17 January 2005 as announced by Vodafone on 17 January 2005.

Ordinary Shares

Date of purchase:	25 January 2005

Number of ordinary shares purchased:	23,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.2444p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,184,500,000 of its ordinary shares in treasury and has 65,175,843,101 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	27 January 2005

Number of ordinary shares purchased:	32,500,000

Highest purchase price paid per share:	139.75p

Lowest purchase price paid per share:	138.5p

Volume weighted average price per share:	139.0769p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,217,000,000 of its ordinary shares in treasury and has 65,143,735,564 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 17, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary